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                               [AZTEC LETTERHEAD]


September 19, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:  AZTEC TECHNOLOGY PARTNERS, INC.
           REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-36006)

Ladies and Gentlemen:

         Aztec Technology Partners, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-36006). The Company requests withdrawal of the Registration Statement because the Company and its banks have terminated the transaction relating to the issuance of the warrants to acquire the common stock being registered. No shares of common stock of the Company have been or will be sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 849-1702 or Stuart R. Nayman, Esq. of Hale and Dorr LLP at (212) 937-7249.

                                                       Very truly yours,

                                                       /s/ T. Kenwood Mullare

                                                       T. Kenwood Mullare
                                                       General Counsel